15025841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52631

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *January 1, 2014* (MM/DD/YY) AND ENDING *December 31, 2014* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Miller Buckfire & Co., LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

601 Lexington Avenue
(No. and street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Elpern, Chief Financial Officer **(212) 895-1853**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/25

AFFIRMATION

I, Michael Elpern, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Miller Buckfire & Co., LLC, as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

Chief Financial Officer

Title

Notary Public

CHERYL PANNIER
Notary Public-Notary Seal
State of Missouri, Saint Louis City
Commission # 11385557
My Commission Expires Oct 13, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Member's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ☒ (h) Statement Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☐ (i) Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report (under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

MILLER BUCKFIRE & CO., LLC

(Name of Respondent)

601 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(Address of principal executive office)

Michael Elpern

Chief Financial Officer
Miller Buckfire & Co., LLC
601 Lexington Avenue
New York, New York 10022
Telephone Number: 212-895-1853

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition

December 31, 2014

Statement of Financial Condition

Report of Independent Registered Public Accounting Firm

The Board of Directors
Miller Buckfire & Co., LLC

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Buckfire & Co., LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 28, 2015

MILLER BUCKFIRE & CO., LLC
Statement of Financial Condition
December 31, 2014

(in thousands)

Assets		
Cash and cash equivalents	$	28,712
Accounts receivable, net		7,304
Investments, at fair value		1,979
Due from Parent		325
Fixed assets, net		1,148
Other assets		146
Total assets	**$**	**39,614**
Liabilities and member's capital		
Accrued compensation	$	12,179
Accounts payable and accrued expenses		2,701
Due to affiliates		282
		15,162
Member's capital		24,452
Total liabilities and member's capital	**$**	**39,614**

See accompanying Notes to Statement of Financial Condition.

MILLER BUCKFIRE & CO., LLC
Notes to Statement of Financial Condition
December 31, 2014

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Miller Buckfire & Co., LLC (the "Company") is an investment banking firm that provides strategic and advisory services, focusing on restructuring transactions, mergers and acquisitions, and financings. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC ("MB Advisory"), who is a wholly-owned subsidiary of Stifel Financial Corp (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less and money market mutual funds to be cash equivalents.

Fair Value of Financial Instruments

The Company measures certain financial assets at fair value on a recurring basis, including cash equivalents and investments.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. The Company has categorized its financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "*Fair Value Measurement*," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, the Company uses observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

Fixed Assets

Furniture and fixtures are carried at cost and depreciated on a straight line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

Income Taxes

As a single member limited liability company, the Company is not directly liable for income taxes. The Company's income was, however, reportable by the Parent during the year ended December 31, 2014. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying statement of financial condition.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

NOTE 3 – Fair Value Measurements

The Company measures certain investments at fair value on a recurring basis. The following is a description of the valuation techniques used to measure fair value.

Money Market Mutual Funds

Money market mutual funds have original maturities of three months or less. As these money market mutual funds are actively traded and measured at their net asset value, which approximates fair value, the Company has classified these investments as Level 1.

Corporate Fixed Income Security

The Company's has classified its investment in a corporate fixed income security as Level 2. In determining the fair value of the corporate bond, the Company utilized observable market prices and observable market parameters. There were no transfers between levels during the year ended December 31, 2014.

The following table summarizes the valuation of the Company's financial instruments as of December 31, 2014 (*in thousands*):

	Total	Level 1	Level 2	Level 3
Money market mutual funds (1)	**$ 28,134**	$ 28,134	$ —	$ —
Corporate fixed income security (2)	**1,979**	—	1,979	—
	$ 30,113	$ 28,134	$ 1,979	$ —

(1) Included in cash and cash equivalents in the statement of financial condition.
(2) Included in investments, at fair value in the statement of financial condition.

Fair Value of Financial Instruments

The following reflects the fair value of financial instruments whether or not recognized in the consolidated statement of financial condition at fair value at December 31, 2014 (in thousands):

	Carrying amount	Fair value
Cash and cash equivalents	$ 28,712	$ 28,712
Corporate fixed income security	1,979	1,979

The valuation techniques used in estimating the fair value of the Company's financial instruments as of December 31, 2014 are described above. These fair value disclosures represent the Company's best estimates based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

NOTE 4 – Fixed Assets

The following is a summary of fixed assets as of December 31, 2014 (*in thousands*):

Leasehold improvements	$ 1,514
Furniture and fixtures	615
Total	2,129
Less accumulated depreciation and amortization	(981)
Fixed assets, net	**$ 1,148**

NOTE 5 – Employee Incentive, Stock-Based Compensation, and Retirement Plans

The Company's employees participate in several incentive stock award plans sponsored by the Parent that provide for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units to its employees. Awards under the Company's incentive stock award plans are granted at market value at the date of grant. The awards generally vest ratably over a three- to eight-year vesting period. In addition, the Company's employees participate in the Stifel Nicolaus Wealth Accumulation Plan, as restated, (the "SWAP Plan") and in the Stifel Nicolaus Profit Sharing 401(k) defined contribution plan (the "Plan").

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The SWAP Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units of the Parent. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

401(k) Defined Contribution Plan

Eligible employees of the Company who have met certain service requirements may participate in a 401(k) defined contribution plan (the "Plan"). The Company matches certain employee contributions or makes additional contributions to the Plan at its discretion.

NOTE 6 – Related Party Transactions

At December 31, 2014, due from Parent consists primarily of amounts due the Company from the conversion of stock units held by the Company's employees. At December 31, 2014, due to affiliates consists primarily of operating expenses that were paid on the Company's behalf.

During the year ended December 31, 2014, the Company authorized and paid a $0.5 million dividend to MB Advisory.

During the year ended December 31, 2014, MB Advisory contributed capital of $3.0 million to the Company.

NOTE 7 – Commitments, Guarantees and Contingencies

Concentration of Credit Risk

At December 31, 2014, $5.2 million was due from five customers and is included in accounts receivable, net in the statement of financial condition.

Operating leases

The Company has a non-cancelable operating lease for office space, which expires in 2017. The Company subleases office space, which expired in 2014. Future minimum commitments, net of sublease income, under this operating lease at December 31, 2014 are as follows *(in thousands)*:

2015	$	3,509
2016		3,509
2017		3,509
2018		—
2019		—
Thereafter		—
	$	10,527

NOTE 8 – Regulatory Capital Requirements

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum net capital (as defined), equal to the greater of one hundred thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2014, the Company had net capital of $13.9 million, which was $12.9 million in excess of the Company's minimum required net capital of $1.0 million, and aggregate indebtedness was 108.9% of net capital.

NOTE 9 – Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through February 28, 2015, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the financial statements.

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